Exhibit 10.5

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) dated as of June 19, 2018, by and between Coastal Financial Corporation (the “Holding Company”), Everett, Washington, Coastal Community Bank (the “Bank”), Everett, Washington, and Eric Sprink (the “Executive”).

WHEREAS, the Executive is currently engaged as the President and Chief Executive Officer of the Holding Company and the Bank pursuant to that certain Employment Agreement dated April 9, 2013, between the Executive, the Holding Company and the Bank (the “Prior Agreement”); and

WHEREAS, the parties desire to amend and restate the Prior Agreement in connection with the Holding Company’s offering of common stock on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and the Executive’s continued employment with the Holding Company and the Bank, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows.

1.	POSITION.

During the period of his employment hereunder, the Executive agrees to serve as President and Chief Executive Officer of the Holding Company and the Bank. In addition, the Executive agrees to serve as a member of the boards of directors of the Holding Company and the Bank for so long as he is President and Chief Executive Officer of the Holding Company and Bank, but shall not be entitled to compensation for services as a board member in addition to the compensation provided herein.

2.	TERM AND DUTIES.

(a) This Agreement shall be effective as of the date on which the registration statement on Form S-1 filed by the Holding Company on June 19, 2018, with the Securities and Exchange Commission (the “Registration Statement”) becomes effective (the “Effective Date”). If the Registration Statement for any reason does not become effective, this Agreement shall be null and void, and the Prior Agreement and the Executive’s employment thereunder will continue on the terms and conditions set forth in the Prior Agreement.

(b) The term of this Agreement shall be deemed to have commenced as of the Effective Date and shall continue for a period of sixty (60) full calendar months thereafter (“Term”). Commencing on the first anniversary date, which is defined as the last day of the 60 month term, the Agreement will renew automatically for an additional twelve (12) months unless the Agreement is otherwise terminated or amended by mutual agreement upon delivery of notice to the other party of intent not to renew within ninety (90) days of the renewal date (“Renewal Term”). Unless amended by the parties hereto in writing, the Renewal Term of this Agreement shall continue in this fashion in twelve (12) month intervals.

(c) During the period of his employment hereunder, except for periods of absence occasioned by illness, vacation periods, and approved leaves of absence, the Executive shall devote substantially all of his business time, attention, skill, and efforts to the faithful performance of his duties hereunder, including the operation and management of the Holding Company and the Bank; provided, however, that, from time to time, the Executive may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations, which will not materially affect the performance of the Executive’s duties pursuant to this Agreement. The duties of the Executive shall be as directed by the Board of Directors of the Holding Company and the Bank including, but not limited to, the direction of activities of all other officers and employees of the Holding Company and the Bank as their interests should appear in the performance of their responsibilities and functions.

3.	COMPENSATION AND REIMBURSEMENT.

(a) The compensation specified under this Agreement shall constitute the salary and benefits paid for the duties as President and Chief Executive Officer described in Section 1 and 2. The Bank shall pay the Executive as compensation a base salary of three-hundred sixty thousand and no/100 dollars ($360,000.00) per year (“Base Salary”), less deductions and withholdings. Such Base Salary shall be payable in accordance with the customary payroll practices of the Bank. The Compensation Committee of the Board of Directors (the “Compensation Committee”) shall review the Executive’s Base Salary at least annually and may increase, but not decrease, the Executive’s Base Salary based on such review. Any increase in salary after the Effective Date shall constitute the Base Salary for purposes of this Agreement.

(b) During the Term and any Renewal Term, the Executive shall be eligible to participate in the Bank’s Annual Incentive Plan or any other annual bonus plan similar to that offered to other senior executives, with award opportunities based upon the achievement of performance goals in relationship to objective defined targets as established from year to year by the Compensation Committee (the “Annual Bonus”). Determinations regarding the Executive’s performance against annual objectives shall be in the sole discretion of the Compensation Committee and in accordance with the Bank’s Annual Incentive Plan.

(c) During the Term and any Renewal Term, the Executive shall be eligible to receive an annual equity incentive award under the Holding Company’s 2018 Omnibus Incentive Plan, or any successor plan, with award opportunities based upon the achievement of performance goals in relationship to objective defined targets as established from year to year by the Compensation Committee (the “Annual Equity Incentive”). Determinations regarding the Executive’s performance against annual objectives shall be in the sole discretion of the Compensation Committee and in accordance with the Bank’s Annual Incentive Plan.

(d) In addition to the incentive compensation opportunities provided under paragraphs (b) and (c) above, Executive shall also be eligible to participate in or receive benefits under any employee benefit plans including, but not limited to, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, life insurance, health insurance, or any other employee benefit plan or arrangement made available by the Bank currently or in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements.

(e) The Bank will reimburse the Executive for reasonable, business-related travel and entertainment expenses upon the presentation of appropriate receipts, in accordance with the Bank’s reimbursement policies and procedures. The Bank shall reimburse the Executive for reasonable expenses for him and his wife to attend up to four (4) industry-related meetings per calendar year, including registration fees and travel expenses, in accordance with any budgetary constraints.

(f) The Bank provide the Executive with a cellular telephone and laptop computer and mobile and home data connections in accordance with the Bank’s internal IT policy.

(g) The Executive will be entitled to five (5) weeks’ paid vacation annually plus an additional amount of vacation days as may be authorized by the Board of Directors.

(h) The Bank shall provide the Executive with, and the Executive shall have the primary use of, an automobile owned or leased by the Bank and the Bank shall pay (or reimburse the Executive) for all expenses of insurance, registration, operation and maintenance of such automobile; provided, however, that such reimbursement shall not exceed such amounts as the Compensation Committee shall from time to time determine. The Executive shall comply with reasonable reporting and expense limitations on the use of such automobile, as the Bank may establish from time to time, and the Bank shall annually include on the Executive’s Form W-2 any amount attributable to the Executive’s personal use of such automobile.

(i) The Bank shall reimburse the Executive up to $200.00 per month toward the premium for a life insurance policy on the life of the Executive payable to the Executive’s designated beneficiary.

(j) The Bank shall furnish payments for annual dues for industry certifications, associations, and memberships, including, but not limited to, Everett Golf and Country Club, and the Bank shall furnish payment for continuing education requirements associated with such certifications.

4.	TERMINATION OF EMPLOYMENT.

(a) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death. If the Holding Company or the Bank determine in good faith that a Disability (as defined in Section 5(h) below) of the Executive has occurred during the Term or any Renewal Term, the Holding Company or the Bank, as applicable, may give to the Executive written notice of its intention to terminate the Executive’s employment. In such event, Executive’s employment with the Holding Company and the Bank shall terminate effective on the 30th day after receipt by Executive of such written notice, provided that, within the thirty (30) days after such receipt, the Executive shall not have returned to full-time performance of the Executive’s duties.

(b) Termination by Bank. The Holding Company or the Bank may terminate the Executive’s employment during the Term or any Renewal Term, with or without Cause, immediately on written notice to Executive if with Cause or after thirty (30) days’ written notice if without Cause.

(c) Termination by the Executive. The Executive’s employment may be terminated by the Executive for any reason or no reason by delivering a Notice of Termination (as defined below) to the Holding Company and the Bank at least thirty (30) days prior to the desired termination date (with the thirty (30) day period to be referred to as the “Notice Period”). If an event constituting Good Reason (as defined below) occurs during the Term or any Renewal Term, the Executive may, at any time within the sixty (60) day period following the initial occurrence of such event, provide a Notice of Termination specifying the event of Good Reason and notifying the Holding Company and the Bank of his intention to terminate his employment with the Holding Company and the Bank upon the Holding Company’s and the Bank’s failure to correct the event of Good Reason within thirty (30) days following receipt of the Executive’s Notice of Termination. If the Holding Company and the Bank fail to correct the event of Good Reason and provide the Executive with notice of such correction within such thirty (30) day period, the Executive’s employment with the Holding Company and the Bank and this Agreement shall terminate as of the end of such period. During the Notice Period, and at the sole discretion of the Holding Company and the Bank, the Executive may be relieved of all duties or prohibited from physically working at the Bank’s offices so long as the Executive continues to be paid his Base Salary and receive any other amounts owed under this Agreement during such Notice Period.

(d) Notice of Termination. Any purported termination by the Holding Company, the Bank or the Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

5.	OBLIGATIONS OF THE HOLDING COMPANY AND THE BANK UPON TERMINATION

(a) Termination for Cause; Resignation other than for Good Reason or Disability. If, prior to the expiration of the Term or Renewal Term, the Holding Company and the Bank terminate the Executive’s employment for Cause, or the Executive terminates his employment for any reason other than Good Reason or Disability, the Holding Company and Bank shall have no further obligations to the Executive or the Executive’s legal representatives, other than to pay the Executive or his legal representatives (1) the unpaid Base Salary earned by the Executive through the effective date of the Executive’s termination of employment with the Holding Company and the Bank (the “Termination Date”) and any vacation pay, expense reimbursements and other cash entitlements accrued by the Executive that are payable pursuant to the Holding Company and Bank’s policies as of such date, which payment shall be made within ten (10) days of termination or earlier if required by law, and (2) any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Bank and its affiliated companies and in accordance with the terms thereof, including, but not limited to, any amounts payable under any deferred compensation arrangements or agreements between the Executive and the Holding Company or the Bank, or other benefit plans, in accordance with the terms of such plans, programs or policies.

(b) Without Cause or for Good Reason. If, prior to the expiration of the Term or Renewal Term and prior to a Change in Control, the Holding Company and the Bank terminates the Executive’s employment without Cause or the Executive terminates his employment for Good Reason, the Executive shall be entitled to receive the payments and benefits set forth in this Section 5(b), which shall be paid to the Executive or, after Executive’s death, to the Executive’s estate or beneficiary, as applicable, as follows:

(i) The Bank shall pay the Executive the cash amounts described in Section 5(a) above.

(ii) The Bank shall pay the Executive an amount in cash equal to two (2) times the Executive’s Base Salary as then in effect in a lump sum on the sixtieth (60) day after Executive’s termination.

(iii) The Bank shall pay the Executive an amount equal to the product of (A) the Annual Bonus, if any, that Executive would have earned for the calendar year in which the Termination Date occurs based on achievement of the applicable performance goals for such year at target and (B) a fraction, the numerator of which is the number of days the Executive was employed by the Holding Company during the year of termination and the denominator of which is the number of days in such year, in a lump sum in cash on the sixtieth (60th) day following the Termination Date.

(iv) If the Executive timely and properly elects continued Bank-provided group health plan coverage pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Bank shall reimburse the Executive in an amount equal to the monthly COBRA premium paid by the Executive for such coverage less the active employee premium for such coverage. The Executive shall be eligible to receive such reimbursement until the earliest of: (A) one (1) year following the Termination Date; (B) the date the Executive is no longer eligible to receive COBRA continuation coverage; or (C) the date on which the Executive either receives or becomes eligible to receive substantially similar coverage from another employer.

(v) The Executive will be vested in full with respect to all of the Executive’s unvested stock options and/or other equity incentive compensation awards previously granted to the Executive that would have vested based solely on the continued employment of the Executive, effective as of the time the Release Agreement set forth in Section 5(g) below becomes effective and irrevocable.

(c) Disability. If, prior to the expiration of the Term or Renewal Term and prior to a Change in Control, the Executive’s employment terminates due to his Disability, the Executive shall be entitled to receive the payments and benefits set forth in this Section 5(c), which shall be paid to the Executive or, after Executive’s death, to the Executive’s estate or beneficiary, as applicable, as follows:

(i) The Bank shall pay the Executive the cash amounts described in Section 5(a) above.

(ii) The Bank shall pay the Executive an amount equal to two (2) times the Executive’s Base Salary in effect on the Termination Date less the amount expected to be paid under the Bank’s long-term disability plan for the two (2) year period following the Termination Date, with such net amount paid as salary continuation in substantially equal installments over the two (2) year period following the Termination Date in accordance with the Bank’s customary payroll practices regarding the payment of base salary to executives but no less frequently than monthly (i.e., as if the Executive were still employed and receiving Base Salary pursuant to Section 3(a) of this Agreement), except that the first payment shall be made within sixty (60) days following the Termination Date and shall include all installments that would have been paid earlier had the installment stream commenced immediately following the Termination Date.

(iii) If the Executive timely and properly elects continued Bank-provided group health plan coverage pursuant to COBRA, the Bank shall reimburse the Executive in an amount equal to the monthly COBRA premium paid by the Executive for such coverage less the active employee premium for such coverage. The Executive shall be eligible to receive such reimbursement until the earliest of: (A) two (2) years following the Termination Date; or (B) the date the Executive is no longer eligible to receive COBRA continuation coverage.

(iv) The Executive will be vested in full with respect to all of the Executive’s unvested stock options and/or other equity incentive compensation awards previously granted to the Executive that would have vested based solely on the continued employment of the Executive.

(d) Death. If prior to the expiration of the Term or the Renewal Term, the Executive’s employment terminates due to his death, the Executive’s estate or beneficiary shall be entitled to receive the payments and benefits set forth in this Section 5(d) as follows:

(i) The Bank shall pay the Executive’s estate or beneficiary the cash amounts described in Section 5(a) above.

(ii) If the Executive’s surviving spouse timely and properly elects continued Bank-provided group health plan coverage pursuant to COBRA, the Bank shall reimburse the Executive’s surviving spouse and covered dependents in an amount equal to the monthly COBRA premium paid by her for such coverage less the active employee premium for such coverage. The Executive’s surviving spouse shall be eligible to receive such reimbursement until the earliest of: (A) twelve (12) months following the Executive’s death; or (B) the date she is no longer eligible to receive COBRA continuation coverage.

(iii) The Executive will be vested in full with respect to all of the Executive’s unvested stock options and/or other equity incentive compensation awards previously granted to the Executive that would have vested based solely on the continued employment of the Executive.

(e) Without Cause or for Good Reason following a Change in Control. If, prior to the expiration of the Term or Renewal Term and within two (2) years following a Change in Control, the Holding Company and Bank terminate the Executive’s employment without Cause or the Executive terminates his employment for Good Reason, the Executive shall be entitled to receive the payments and benefits set forth in this Section 5(e) in lieu of the payments and benefits set forth in Section 5(b), which shall be paid to the Executive or, after Executive’s death, to the Executive’s estate or beneficiary, as applicable, as follows:

(i) The Bank shall pay the Executive the cash amounts described in Section 5(a) above.

(ii) The Bank shall pay the Executive an amount in cash equal to three (3) times the sum of (A) the Executive’s Base Salary as then in effect, (B) the Annual Bonus earned by the Executive for the year prior to the year in which the Change in Control occurs, and (C) the grant date fair value of the Annual Equity Incentive received by the Executive in the year prior to the year in which the Change in Control occurs, in a lump sum within ten (10) days following the Termination Date.

(iii) Within ten (10) days following the Termination Date, the Bank shall pay to the Executive a single lump sum payment in an amount equal to thirty-six (36) times the Bank’s monthly COBRA charge in effect on the Termination Date for the type of Bank-provided group health plan coverage in effect for the Executive (e.g., family coverage) on the Termination Date less the active employee charge for such coverage in effect on the Termination Date.

(iv) The Executive will be vested in full with respect to all of the Executive’s unvested stock options and/or other equity incentive compensation awards previously granted to the Executive that would have vested based solely on the continued employment of the Executive, effective as of the time the Release Agreement set forth in Section 5(g) below becomes effective and irrevocable.

(f) Entitlement to Benefits. Except as otherwise provided in this Agreement, upon termination of the Executive’s employment, the Executive shall be entitled to all vested benefits, vested stock-based awards, accrued and unused vacation, return of personal effects, COBRA rights and other rights that may not be waived or released as a matter of law, in addition to any other sums, benefits, or rights which are provided for in this Agreement.

(g) Release of Claims. Notwithstanding anything herein to the contrary, the Bank shall be obligated to provide the payments and benefits described in Section 5(b)(ii) through 5(b)(v) and Section 5(e)(ii) through 5(e)(iv) only if within forty-five (45) days after the Termination Date the Executive shall have executed a full release of claims covering all claims relating to the Executive’s employment and termination of employment (the “Release Agreement”) and such Release Agreement shall not have been revoked within the revocation period specified in the Release Agreement (provided the Bank provides a copy of such Release Agreement for the Executive’s consideration no later than the Termination Date) provided, however, that if the maximum period in which the Executive has to execute and revoke the Release Agreement would extend into the calendar year following the year of termination (the

“Following Year”), then any termination payment which is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), will be paid beginning no later than fourteen (14) days after the later of (i) the first day of the Following Year or (ii) the date on which Executive has executed and not revoked the Release Agreement. The Release Agreement shall contain exceptions to the release for (a) any existing right to indemnification, contribution and a defense, (b) any directors and officers and general liability insurance coverage of the Executive, (c) the Executive’s rights as a shareholder, (d) all vested rights of the Executive, (e) the Executive’s right to enforce this Agreement and (f) any rights which cannot be waived or released as a matter of law.

(h) Definitions of Terms.

(i) Cause. “Cause” shall exist if there is (a) a material neglect by the Executive of his assigned duties, which includes any failure to follow the written direction of the Board of Directors or to comply with the Holding Company and Bank’s code of ethics or written policies, or repeated refusal by the Executive to perform his assigned duties, in each case other than by reason of Disability, which continues for 30 days following receipt of written notice from the Board of Directors; (b) the commission by the Executive of any act of fraud or embezzlement against the Holding Company, the Bank or any of their affiliates or the commission of any felony or act involving dishonesty; (c) the commission by the Executive of any breach of fiduciary duty or act of moral turpitude which causes harm to the Holding Company, the Bank or any of their affiliates; (d) a material breach by the Executive of the terms of this Agreement or any other confidentiality or non-disclosure agreement of the Executive with the Holding Company and the Bank; (e) the Executive’s commencement of employment with another company while he is an employee of the Holding Company and the Bank without the prior consent of the Board of Directors; or, (f) a final cease and desist order issued against the Executive, directly or indirectly.

(ii) Change in Control. “Change in Control” means a change in control as defined in Section 409A of the Code and the rules, regulations and guidance promulgated thereunder and issued by the Department of the Treasury, including the occurrence of any one or more of the following events:

(A) Merger. The Holding Company merges into or consolidates with another entity, or merges another entity into the Holding Company and, as a result, less than a majority of the combined voting power of the resulting entity or, if applicable, the ultimate parent thereof, immediately after the merger or consolidation is held by persons who were stockholders of the Holding Company immediately before the merger or consolidation;

(B) Acquisition of Significant Share Ownership. The acquisition by any person (within the meaning of Section 13(d) of the Securities Exchange Act, as amended), other any employee benefit plan or trust maintained by the Holding Company, of fifty percent (50%) or more of the combined voting power entitled to vote generally in the election of directors of the Holding Company’s then outstanding voting securities;

(C) Change in Board Composition. During any period of two consecutive years, individuals who constitute the Holding Company’s Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Holding Company’s Board of Directors; provided, however, that for purposes of this clause (c), each director who is first elected by the Board of Directors (or first nominated by the Board of Directors for election by the stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(D) Sale of Assets. A sale, transfer, or other disposition of all or substantially all of the assets of the Holding Company which is consummated and immediately following which the persons who were the owners of the Holding Company immediately prior to such sale, transfer, or disposition, do not own, directly or indirectly and in substantially the same proportions as their ownership immediately prior to the sale, transfer, or disposition, more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of (i) the entity or entities to which such assets or ownership interest are sold or transferred or (ii) an entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the entities described in clause (i).

(iii) Disability. “Disability” means a determination by the Social Security Administration of the Executive’s inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(iv) Good Reason. “Good Reason” shall mean the occurrence of any of the following during the Term or any Renewal Term without the express prior written consent of the Executive: (a) there is a material change in the geographic location at which the Executive must perform his services hereunder; e.g., relocation of the principal executive offices to a location outside Snohomish and Skagit Counties, (b) there is a material reduction by the Holding Company and Bank in the Executive’s responsibilities, duties, authority, title or reporting relationship; or (c) the Holding Company and Bank acts in any way that would materially reduce the Executive’s Base Salary (as defined or subsequently increased pursuant to Section 3(a)) or if the Holding Company and Bank adversely affect in any material way the Executive’s participation in or materially reduces the Executive’s benefit under any benefit plan of the Holding Company and Bank in which the Executive is participating.

(v) To the extent any definition herein differs in a material way from the definitions of the same term in other agreements relating to Executive’s employment or benefits, the definitions herein shall control.

6.	CONFIDENTIALITY AND NON-COMPETITION.

(a) Upon cessation of his employment, or as otherwise reasonably requested by Bank or the Holding Company, Executive shall return to the Bank or the Holding Company all documents, information and other property of the Bank or of any Affiliate that is in his possession or control, including but not limited to documents and files (whether paper or electronic); keys, passes and key cards; and computers, portable hard drives, and other office equipment.

(b) Executive agrees that he will not disclose, nor will he use for the benefit of himself or any other person, any of the non-public information regarding the business of the Holding Company, Bank or any Affiliate to which he was entrusted with access during his employment, including but not limited to: (a) customer information, including customer lists and other non-public information regarding customers, such as customer contact information; contract terms; customer files; information regarding customer history, needs and preferences; and information designated by customers to be kept confidential; (b) financial information, such as financial plans and earnings and other performance figures; cost and profitability information; and pricing; (c) strategies, marketing and other strategic plans; and (d) personnel files and information (collectively, the “Confidential Information”). Confidential Information does not include any information that is, or becomes, in the public domain through no disclosure or other action (whether direct or indirect) by the Executive. The obligations in this Section with respect to a particular piece of Confidential Information shall remain in effect until that piece of information enters the public domain through no breach of contract or duty.

(c) Upon (1) termination of the Executive’s employment by the Holding Company and the Bank during the Term or any Renewal Term without Cause or by the Executive for Good Reason and payment of the amounts due to the Executive under Section 5(b), or (2) termination of the Executive’s employment upon expiration of this Agreement and payment to the Executive of a lump-sum cash amount equal to two (2) times his taxable income for the prior calendar year, the Executive agrees not to directly or indirectly engage in any of the following activities for a period of twelve (12) months following the Termination Date:

(i) compete with the Holding Company, the Bank or any Affiliate within the Restricted Area;

(ii) work for or advise, consult or otherwise provide services to, any entity whose business materially competes, or who is planning or preparing to compete, with the depository, lending or other business activities of the Holding Company, the Bank or any Affiliate within the Restricted Area.

(iii) provide services, in either a paid or unpaid capacity, to any individual, entity or group proposing, planning or preparing to establish a new bank or other financial institution in the Restricted Area; or

(iv) provide, or assist in the provision of, Restricted Services to any Restricted Customer.

“Restricted Area” means Snohomish County, Washington and all geographic territory within. “Affiliate” as used in this Section 6 means any subsidiary or parent company for or as to which Executive performs services, or as to which Executive is provided access to Confidential Information, during his employment hereunder. “Restricted Services” means banking and financial services of the type provided by the Holding Company, the Bank and their Affiliates during Executive’s employment. “Restricted Customer” means any and all persons or entities who customers of the Bank at any time during the last six (6) months of the Executive’s employment. The parties hereto, recognizing that irreparable injury will result to the Holding Company and the Bank, their business and property in the event of the Executive’s breach of this Section 6 agree that in the event of any such breach by the Executive, the Holding Company and the Bank will be entitled, in addition to any other remedies and damages available, to temporary, preliminary and post-trial injunctive relief to restrain the violation hereof by the Executive, the Executive’s partners, agents, servants, employers, employees and all persons acting for or with the Executive. The Executive represents and admits that the Executive’s experience and capabilities are such that the Executive can obtain employment in a business, engaged in other lines and/or of a different nature than the Bank, and that the enforcement of a remedy by way of injunction will not prevent the Executive from earning a sufficient livelihood. Nothing herein will be construed as prohibiting the Holding Company and the Bank from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from the Executive.

(d) Additionally, during the twelve months following the Termination Date, Executive will not, directly or indirectly do the following, nor will Executive assist, encourage or advise any other person or entity to do the following: (a) recruit, hire, or employ any Restricted Person; or (b) recommend, suggest or interview for employment any Restricted Person; or (c) solicit, advise, encourage or induce any Restricted Person to terminate his or her engagement with the Bank or an Affiliate. “Restricted Person” means any person who provided services to the Bank or an Affiliate (whether as an employee, agent, independent contractor, or otherwise) within the last six (6) months of Executive’s employment.

(e) The Executive recognizes and acknowledges that the knowledge of the business activities and plans for business activities of the Holding Company, the Bank and their Affiliates, as they may exist from time to time, is a valuable, special and unique asset of the business of the Holding Company and the Bank. The Executive will not, during or after the term of his employment, disclose any knowledge of the past, present, planned or considered business activities of the Holding Company, the Bank or Affiliates to any person, firm, corporation or other entity for any reason or purpose whatsoever, Notwithstanding the foregoing, the Executive may disclose any knowledge of banking, financial and/or economic principles, concepts or ideas which are not solely and exclusively derived from the business plans and activities of the Holding Company and the Bank. In the event of a breach or threatened breach by the Executive of the provisions of this Section 6(e), the Holding Company and the Bank will be entitled to an injunction restraining the Executive from disclosing, in whole or in part, the knowledge of the past, present, planned or considered business activities of the Holding Company, the Bank or Affiliates, or from rendering any services to any person, firm, corporation, other entity to whom such knowledge, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein will be construed as prohibiting the Holding Company and the Bank from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from the Executive.

(f) In the event that the Executive is found to have breached any covenant in this agreement, the time period provided for in that covenant shall be tolled (i.e., it will not run) for so long as the Executive is in violation of that covenant.

7.	SOURCE OF PAYMENTS.

All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Bank or by the Holding Company as provided in Section 11.

8.	EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

This Agreement contains the entire understanding between the parties hereto and supersedes the Prior Agreement and the Change in Control Severance Agreement dated as of April 21, 2009, as amended, between the Holding Company, the Bank and the Executive. No provision of this Agreement shall be interpreted to mean that the Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

9.	MANDATORY REDUCTION OF PAYMENTS IN CERTAIN EVENTS.

(a) Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment or distribution by the Holding Company or the Bank to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax imposed by Section 4999 of the Code , (the “Excise Tax”), then, prior to the making of any Payments to the Executive, a calculation shall be made comparing (i) the net after-tax benefit to the Executive of the Payments after payment by the Executive of the Excise Tax, to (ii) the net after-tax benefit to Executive if the Payments had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payments shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments against the latest amounts to be paid and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the Change in Control, reducing the latest amounts to be paid first, as determined by a nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Holding Company, the Bank and Executive (the “Determination Firm”). For purposes of this Section 9, present value shall be determined in good faith in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 9, the “Parachute Value” of a Payment means the present value as of the date of the Change in Control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(b) All determinations required to be made under this Section 9, including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be utilized in arriving at such determinations, shall be made in writing in good faith by the Determination Firm which shall provide detailed supporting calculations to the Holding Company, the Bank and the Executive within fifteen (15) business days after the receipt of notice from the Executive that a Payment is due to be made, or such earlier time as is requested by the Holding Company or the Bank. All fees and expenses of the Determination Firm shall be borne solely by the Holding Company or the Bank. Any determination by the Determination Firm shall be binding upon the Holding Company, the Bank and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which the Executive was entitled to, but did not receive pursuant to Section 9(a), could have been made without the imposition of the Excise Tax (“Underpayment”), consistent with the calculations required to be made hereunder. In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Holding Company or the Bank to or for the benefit of the Executive but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

10.	COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE.

(a) It is the intent of the Holding Company and the Bank that the payments and benefits provided under this Agreement shall be exempt from the application of, or otherwise comply with, the requirements of Section 409A of the Code (“Section 409A”). Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to maximum extent possible. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Holding Company and the Bank shall not take any action that would be inconsistent with such intent; provided that in no event shall the Holding Company or the Bank be responsible for any 409A penalties that arise in connection with any amounts payable under this Agreement. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of an additional tax under Section 409A upon the Executive.

(b) If neither the “short-term deferral” nor the involuntary separation pay exceptions to Section 409A described above applies to a benefit, payment, or reimbursement under this Agreement, and such benefit, payment or reimbursement is not otherwise exempt from Section 409A, then notwithstanding any provision in this Agreement to the contrary, the remaining provisions of this Section 10 shall apply.

(i) If the Executive is a “specified employee,” within the meaning of Section 409A as determined under the Bank’s or Holding Company’s policy for identifying specified employees on the Termination Date, then to the extent required in order to comply with Section 409A of the Code, all payments, benefits or reimbursements paid or provided under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A of the Code, that are provided as a result of a “separation from service” within the meaning of Section 409A and that would otherwise be paid or provided during the first six months following such Termination Date shall be accumulated through and paid or provided (together with interest on the delayed amount at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the Termination Date) within 30 days after the first business day following the six (6) month anniversary of such Termination Date (or, if the Executive dies during such six month period, within thirty (30) days after the Executive’s death).

(ii) To the extent required to comply with Section 409A Code, any reimbursement of expenses pursuant to this Agreement, that will not be excluded from the Executive’s income when received is subject to the following requirements: (1) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided in any other calendar year; (2) the reimbursement of the eligible expense must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (3) the right to reimbursement is not subject to liquidation or exchange for another benefit.

11.	JOINDER.

The Holding Company joins in this Agreement, not as the primary employer of the Executive, but as secondary obligor of the Bank’s obligations hereunder. In the event the Bank is unable to fulfill its obligations hereunder, the Holding Company shall be obligated to fulfill those obligations.

12.	NO ATTACHMENT; SUCCESSORS AND ASSIGNS,

(a) Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void, and of no effect.

(b) This Agreement shall be binding upon, and inure to the benefit of, the Executive and the Holding Company and the Bank and their respective successors and assigns. Holding Company and the Bank, or either of them, may assign this Agreement to any purchaser of all or substantially all of its assets without notice to or consent from Executive. Executive may not assign this Agreement.

13.	MODIFICATION AND WAIVER.

(a) Except for the judicial modification allowed by Section 14, this Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b) No term or condition of this Agreement shall be deemed to have been waived, nor there any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

14.	SEVERABILITY.

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part shall to the full extent consistent with law continue in full force and effect. If any one or more of the provisions contained in this Agreement shall for any reason be held by a court of competent jurisdiction to be excessively broad (for example as to temporal or geographic scope), that court may construe, modify, limit, and enforce such provision to the extent allowed by applicable law as it then shall appear in such jurisdiction, without affecting the enforceability of any part of this Agreement in any jurisdiction or proceeding.

15.	HEADINGS FOR REFERENCE ONLY.

The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

16.	GOVERNING LAW; VENUE AND JURISDICTION.

(a) This Agreement shall be governed by the substantive laws and procedural provisions of the State of Washington, including, without limitation, its statutory and case law of privilege, unless otherwise specified herein; provided, however, that in the event of a conflict between the terms of this Agreement and any applicable federal or state law or regulation, the provisions of such law or regulation shall prevail.

(b) If requested by the Holding Company and Bank or the Executive, any unresolved controversy or claim arising from or related to this Agreement or breach hereof shall be resolved by use of mediation initially, and if that fails to resolve the matter, by arbitration. Mediation shall be in Everett, Washington, before a mediator qualified in mediation of employment matters agreed upon by the parties. If the parties cannot agree on a single mediator, each party must select one mediator and those two mediators will select a third mediator. This third mediator will hear the dispute. There shall be only one mediator. The parties will use best efforts to obtain a mediator and complete the mediation within 30 days from the date of request for mediation. If the mediation has not been completed within 45 days from the date of request for mediation, any party may, by notice to all other parties and the AAA, forego mediation and move directly to arbitration under the AAA National Rules for the Resolution of Employment Disputes (or under any other form of arbitration mutually acceptable to the parties); provided, however, that such arbitration shall be before one arbitrator, and shall be in Everett, Washington. Also, by written agreement signed by the Holding Company and Bank and the Executive, the parties hereto may agree to forego mediation, may make any agreement regarding scheduling of the mediation or the arbitration process, discovery or hearing, which agreement shall be binding on the mediator or arbitrator, despite any AAA rule to the contrary. In any arbitration, if the Executive is the prevailing party, the Holding Company and Bank shall pay all reasonable attorney’s fees of the Executive, as well as the expenses and administrative fees related to the arbitration. If the Holding Company and Bank is the prevailing party at the arbitration, each party shall pay its own attorney’s fees and expenses and its share of the administrative fees and expenses related to the arbitration. Notwithstanding the foregoing provisions of this Section 16(a), (a) the parties are not required to arbitrate any issue for which injunctive relief is sought by any party hereto, (b) all parties may seek injunctive relief in any federal or state court having jurisdiction located in Everett, Washington, and (c) claims of worker’s compensation and unemployment compensation shall not be subject to arbitration under this Agreement. In rendering any decision as to any state law claims, Washington State law shall apply.

(c) The parties irrevocably and unconditionally waive, to the fullest extent permitted by law, all rights to trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including without limitation, any counteraction or counterclaim, whether in contract, statute, tort (including, without limitation, negligence) or otherwise. This provision is a material inducement for the parties to enter into this Agreement.

17.	INDEMNIFICATION.

The Bank shall provide the Executive with coverage under a standard directors’ and officers’ liability insurance policy as is provided for the other directors and officers of the Holding Company and the Bank, at its expense, and hereby indemnifies the Executive to the fullest extent permitted under applicable Washington and federal law and the Articles of Incorporation and Bylaws of the Holding Company and the Bank against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been a director or officer of the Holding Company or the Bank (whether or not he continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgment, court costs and attorneys’ fees and the cost of reasonable settlements.

18.	SUCCESSOR TO THE HOLDING COMPANY AND THE BANK.

The Holding Company and the Bank shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Holding Company and the Bank, expressly and unconditionally, to assume and agree to perform the Holding Company’s and the Bank’s obligations under this Agreement, in the same manner and to the same extent that the Holding Company and the Bank would be required to perform if no such succession or assignment had taken place,

19.	LIMITATIONS ON EXECUTIVE COMPENSATION.

Notwithstanding any other provisions of this Agreement, it is intended that, in the event that the Holding Company and/or the Bank elect to participate in any program of the United States government which, by its terms, limits the total amount of executive compensation that the Executive may receive, this Agreement shall be amended by operation of law to comply with the limitations set out in such program.

20.	REGULATORY REQUIREMENTS.

The parties agree that any payments contemplated pursuant to this Agreement are subject to and conditioned upon their compliance (if required) with 12 U.S.C. Section 1828(k) and FDIC Regulation 12 C.F.R. Part 359 (“golden parachute” and indemnification payments), as such laws and regulations may hereafter be amended from time to time.

21.	CLAW BACK.

(a) The Bank or its successors retain the legal right to demand the return of any “golden parachute” payments from the Executive in the event that it shall be determined, by legal process or by order of the Bank’s or the Holding Company’s federal regulator(s) that the Executive:

(i) has committed any fraudulent act or omission, breach of trust or fiduciary duty, or insider abuse with regard to the Bank or the Holding Company that has had or is likely to have a material adverse effect on the Bank or the Holding Company; or

(ii) is substantially responsible for the insolvency of, the appointment of a conservator or receiver for, or the troubled condition, as defined by applicable regulations of the appropriate federal banking agency, of the Bank, the Holding Company, or any FDIC insured depository institution subsidiary of the Holding Company; or

(iii) has materially violated any applicable federal or state banking law or regulation that has had or is likely to have a material effect on the Bank or the Holding Company; or

(iv) has violated or conspired to violate section 215, 656, 657, 1005, 1006, 1007, 1014, 1032, or 1344 of title 18 of the United States Code, or section 1341 or 1343 of such title affecting a federally insured financial institution as defined in title 18 of the United States Code.

(b) The Bank and its successors-in-interest further retain the legal right to demand the return by the Executive of any or all incentive compensation paid to the Executive pursuant to the terms of any compensation “clawback” or recoupment policy of the Holding Company and/or the Bank applicable to similarly-situated employees of the Holding Company or the Bank or required to comply with applicable law (as may be amended from time to time and as may hereafter be adopted).

22.	BOARD MEMBERSHIP.

Termination of the Executive’s employment with the Holding Company and the Bank for any reason whatsoever shall constitute the Executive’s resignation from the Board of Directors of the Holding Company, the Bank and of any subsidiary for which he serves as a director, and resignation as an officer of the Bank, the Holding Company and of any of the subsidiaries for which he serves as an officer.

Signatures on following page

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer or director, and the Executive has signed this Agreement, effective on the date first written above. This Agreement may be executed in multiple counterparts, each of which, when assembled to include an original signature for each party, will constitute a complete and fully executed original. All such fully executed original counterparts will collectively constitute a single agreement between the parties.

Coastal Financial Corporation

By	/s/ Chris Adams
Title	Vice Chairman

Coastal Community Bank

By	/s/ Chris Adams

Title	Vice Chairman

Executive

/s/ Eric Sprink
Eric Sprink